

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

John G. Morikis
Chairman and Chief Executive Officer
Sherwin-Williams Co.
101 West Prospect Avenue
Cleveland, OH 44115

> **Re: Sherwin-Williams Co.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 9, 2022**
> **File No. 001-04851**

Dear John G. Morikis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program